UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

744413 105

(CUSIP Number)

Taylor Leavitt

Managing Partner and Chief Executive Officer

Leavitt Equity Partners II, L.P.

Leavitt Equity Partners III, L.P.

299 South Main Street, Suite 2300

Salt Lake City, UT 84111

(801) 961-1599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leavitt Equity Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,070,678 (1) (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,070,678 (1) (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,070,678 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The number of shares beneficially owned by the Reporting Person is comprised of (i) 894,454 shares of Class A common stock, (ii) 670,841 warrants to purchase shares of Class A common stock, and (iii) 7,505,383 shares of Class V Common Stock and the associated units of P3 LLC (“P3 LLC Units”), held directly by Leavitt Equity Partners II, L.P and which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leavitt Equity Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,070,678 (1) (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,070,678 (1) (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,070,678 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The number of shares beneficially owned by the Reporting Person is comprised of (i) 894,454 shares of Class A common stock, (ii) 670,841 warrants to purchase shares of Class A common stock, and (iii) 7,505,383 shares of Class V Common Stock and the associated units of P3 LLC (“P3 LLC Units”), held directly by Leavitt Equity Partners II, L.P and which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leavitt Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,652,950 (1) (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,652,950 (1) (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,652,950 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The number of shares beneficially owned by the Reporting Person is comprised of (i) 8,944,543 shares of Class A common stock and (ii) 6,708,407 warrants to purchase shares of Class A common stock, held directly by Leavitt Equity Partners III, L.P. The percentage reported in this Schedule 13D is based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leavitt Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,652,950 (1) (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,652,950 (1) (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,652,950 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The number of shares beneficially owned by the Reporting Person is comprised of (i) 8,944,543 shares of Class A common stock and (ii) 6,708,407 warrants to purchase shares of Class A common stock, held directly by Leavitt Equity Partners III, L.P. The percentage reported in this Schedule 13D is based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,723,628 (1) (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,723,628 (1) (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,723,628 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The number of shares beneficially owned by the Reporting Person is comprised of (i) 9,838,997 shares of Class A common stock, (ii) 7,379,248 warrants to purchase shares of Class A common stock, and (iii) 7,505,383 shares of Class V Common Stock and the associated units of P3 LLC (“P3 LLC Units”), which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leavitt Legacy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,723,628 (1) (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,723,628 (1) (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,723,628 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The number of shares beneficially owned by the Reporting Person is comprised of (i) 9,838,997 shares of Class A common stock, (ii) 7,379,248 warrants to purchase shares of Class A common stock, and (iii) 7,505,383 shares of Class V Common Stock and the associated units of P3 LLC (“P3 LLC Units”), which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Taylor Leavitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,723,628 (1) (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,723,628 (1) (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,723,628 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The number of shares beneficially owned by the Reporting Person is comprised of (i) 9,838,997 shares of Class A common stock, (ii) 7,379,248 warrants to purchase shares of Class A common stock, and (iii) 7,505,383 shares of Class V Common Stock and the associated units of P3 LLC (“P3 LLC Units”), which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc. Included in the number of shares of Class V Common Stock and the associated P3 LLC Units are an aggregate of 676,360 shares of Class V Common Stock and the associated P3 LLC Units being held in escrow until the resolution of certain disputes among the former unitholders of P3 Health Group Holdings, LLC in accordance with the Merger Agreement (as defined below). The aggregate number of non-economic Class V Common Stock and associated P3 LLC Units beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V and Class A Common Stock vote as a single class. The percentage reported in this Schedule 13D is based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023. The percentage reported does not give effect to the right held by other holders of P3 LLC Units to convert some or all of their P3 LLC Units to Class A Common Stock in accordance with the P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the Issuer and each of the other members party thereto.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2022 by the Reporting Persons named therein (the “Original Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of (i) Leavitt Equity Partners II, L.P., a Delaware limited partnership (“LEP II LP”), (ii) Leavitt Equity Partners II, LLC, a Delaware limited liability company (“LEP II LLC”), (iii) Leavitt Equity Partners III, L.P., a Delaware limited partnership (“LEP III LP”), (iv) Leavitt Equity Partners III, LLC, a Delaware limited liability company (“LEP III LLC”), (v) LEP Management, LLC, a Delaware limited liability company (“LEP Management”), (vi) Leavitt Legacy LLC, a Delaware limited liability company (“Legacy”), and (vii) Taylor Leavitt (collectively, the “Reporting Persons”).

Mr. Leavitt is a United States citizen.

The business address for the Reporting Persons is 299 South Main Street, Suite 2300, Salt Lake City, UT 84111.

LEP II LLC is the general partner of LEP II LP, which is an investment limited partnership. LEP III LLC is the general partner of LEP III LP, which is an investment limited partnership. LEP Management is the investment advisor of LEP II LP and LEP III LP. Legacy is the manager of LEP II LLC and LEP III LLC. Mr. Leavitt is the sole owner of Legacy.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is amended and supplemented as follows:

As described in Item 4 below, on April 6, 2023, the Reporting Persons purchased an aggregate of 9,838,997 units (the “Units”) from the Issuer for aggregate consideration of approximately $11 million, pursuant to the Purchase Agreement (as defined in Item 4 below). The Reporting Persons used cash on hand for these purchases.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Purchase Agreement

On April 6, 2023 (the “Closing Date”), pursuant to the purchase agreement, dated as of March 30, 2023 (the “Purchase Agreement”), by and among the Issuer and the purchasers named therein, including the Reporting Persons (collectively, the “Purchasers”), LEP II LP and LEP III LP purchased from the Issuer 894,454 and 8,944,543 Units, respectively, at a purchase price of approximately $1.1938 per Unit (the “Private Placement”). Pursuant to the Purchase Agreement, each Unit consists of one share of Class A Common Stock and 0.75 of a warrant to purchase one share of Class A Common Stock (the “Common Warrants”). As a result, LEP II LP’s Units consist of 894,454 shares of Class A Common Stock and 670,841 Common Warrants, and LEP III LP’s Units consist of 8,944,543 shares of Class A Common Stock and 6,708,407 Common Warrants. Each of the Common

Warrants has an exercise price of $1.13 per share and is exercisable by the holder at any time on or after the Closing Date. The Common Warrants expire five years following the Closing Date.

Registration Rights Agreement

On April 6, 2023, in connection with the Purchase Agreement, the Issuer entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will prepare and file with the Commission, within 30 days of the Closing Date, a registration statement to register for resale the shares of Class A Common Stock issued or issuable upon exercise of the Common Warrants and certain pre-funded warrants. The Issuer also agreed to certain shelf takedown and piggyback registration rights.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

The information relating to the beneficial ownership of Class A Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 94,330,615 shares of Class A Common Stock outstanding, including 41,578,890 shares of Class A Common Stock outstanding as of March 15, 2023, as reported in the issuer’s Annual Report on Form 10-K filed by the Issuer on March 31, 2023, and 52,751,725 shares of Class A Common Stock issued in a private placement on April 6, 2023, as reported in the issuer’s Current Report on Form 8-K filed by the Issuer on April 7, 2023. When including the shares of Class A Common Stock underlying the Class V Common Stock and Common Warrants held by the Reporting Persons, the Reporting Persons beneficially own 36.6% of the Class A Common Stock.

LEP II LP is the direct beneficial owner of (i) 894,454 shares of Class A common stock, (ii) 670,841 warrants to purchase shares of Class A common stock, and (iii) 7,505,383 shares of Class V Common Stock and the associated units of P3 LLC (“P3 LLC Units”), which are convertible on a 1-for-1 basis into shares of Class A Common Stock of P3 Health Partners, Inc.

LEP III LP is the direct beneficial owner of (i) 8,944,543 shares of Class A common stock and (ii) 6,708,407 warrants to purchase shares of Class A common stock.

LEP II LLC is the general partner of LEP II LP, which is an investment limited partnership, and, as a result, may be deemed to beneficial own the securities held by LEP II LP. LEP III LLC is the general partner of LEP III LP, which is an investment limited partnership, and, as a result, may be deemed to beneficial own the securities held by LEP III LP. LEP Management is the investment advisor of LEP II LP and LEP III LP, and, as a result, may be deemed to beneficial own the securities held by LEP II LP and LEP III LP. Legacy is the manager of LEP II LLC and LEP III LLC, and, as a result, may be deemed to beneficial own the securities held by LEP II LP and LEP III LP. Mr. Leavitt is the sole owner of Legacy, and, as a result, may be deemed to beneficial own the securities held by LEP II LP and LEP III LP.

(c)	The Reporting Persons have not effected any transactions in the Class A Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)

Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Agreement and the Registration Rights Agreement, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description

9	Securities Purchase Agreement, dated March 30, 2023, by and among P3 Health Partners Inc. and the Purchasers named therein. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 7, 2023).

10	Registration Rights Agreement, dated April 6, 2023, by and among P3 Health Partners Inc. and the Purchasers named therein. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 7, 2023).

11*	Joint Filing Agreement dated April 19, 2023

*	Filed herewith.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023	LEAVITT EQUITY PARTNERS II, L.P.

	By:	LEAVITT EQUITY PARTNERS II, LLC, its general partner

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEAVITT EQUITY PARTNERS II, LLC

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEAVITT EQUITY PARTNERS III, L.P.

	By:	LEAVITT EQUITY PARTNERS III, LLC, its general partner

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEAVITT EQUITY PARTNERS III, LLC

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEP MANAGEMENT, LLC

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

LEAVITT LEGACY, LLC

	By:	/s/ Taylor Leavitt
	Name:	Taylor Leavitt
	Title:	Authorized Signatory

TAYLOR LEAVITT

/s/ Taylor Leavitt